Exhibit 99.1

PRESS RELEASE

Cascades Inc. 404 Marie-Victorin Blvd., P.O. Box 30 Kingsey Quebec, Canada Canada www.cascades.com	Telephone: 819 363-5100 Fax: 819 363-5155

Cascades completes a transaction with

US-based Rand-Whitney

Kingsey Falls, QC, June 1, 2016 – Cascades Inc. (TSX: CAS ), a leader in the recovery and manufacturing of green packaging and tissue products, is pleased to announce that Norampac, its containerboard packaging division, has successfully completed a transaction with US-based company Rand-Whitney Container LLC for the acquisition of its plant in Newtown, Connecticut, in exchange for certain assets of its Norampac New England plant, located in Thompson, Connecticut. The Newtown plant manufactures corrugated packaging.

“The acquisition of the Newtown plant will allow us to increase our converting capacity, thereby strengthening our position as leader in the Northeastern United States. Its geographical location will also allow us to create synergies which, in turn, will optimize our assets. This strategic acquisition is perfectly in line with our growth plan,” said Charles Malo, President and Chief Operating Officer of Norampac.

In return, Cascades will transfer equipment and its customer list from the Norampac New England plant, located in Thompson, Connecticut.

“I would like to thank our Thompson employees for their loyal service” concluded Malo.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Company employs 11,000 women and men, who work in close to 90 production units in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. Cascades’ shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

Media:	Investors:
Hugo D’Amours	Jennifer Aitken, MBA
Vice-President, Communications and Public Affairs	Director, Investor Relations
Cascades Inc.	Cascades Inc.
819-363-5164	514-282-2697
hugo_damours@cascades.com	jennifer_aitken@cascades.com

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